Filed Pursuant to Rule 424 (b)(3)

Registration No. 333-116087

PROSPECTUS

TRINTECH GROUP PLC

150,000 American Depositary Shares

Representing

300,000 Ordinary Shares

This prospectus relates to the disposition of 300,000 ordinary shares, represented by 150,000 of our American Depositary Shares, or ADSs, which may be disposed of from time to time by the selling shareholder named in the “Selling Shareholder” section of this prospectus, or his transferees, pledgees, donees or successors-in-interest. The ADSs were initially sold to the selling shareholder in a private placement transaction in connection with our acquisition of CW & Associates Inc., doing business as DataFlow Services, effective November 1, 2003. Each ADS represents two of our ordinary shares and each ordinary share is represented by one-half of an ADS.

The selling shareholder may dispose of the ADSs from time to time in the over-the-counter market or on one or more exchanges. The selling shareholder may dispose of the ADSs at the then prevailing market price for the ADSs or in negotiated transactions. The prices at which the selling shareholder may dispose of the ADSs will be determined by the selling shareholder or his transferees. We will not receive any proceeds from the disposition of the ADSs covered by this prospectus.

Our ADSs are quoted on the Nasdaq National Market under the symbol “TTPA” and listed on the Frankfurt Stock Exchange Prime Standard (Regulated Market) under the symbol “TTP”. On May 27, 2004, the last reported sale price for our ADSs on the Nasdaq National Market was $5.18 per ADS. On May 27, 2004, the last reported sale price for our ADSs on the Regulated Market was €4.09 per ADS. There is no public trading market for our ordinary shares.

Our principal executive offices are located at Trintech Building, South County Business Park, Leopardstown, Dublin Ireland, and the telephone number at that location is 011-353-1-207-4000.

Investment in our ADSs involves a high degree of risk. See “ Risk Factors” beginning on page 4 of this prospectus to read about risks of investing in our ADSs.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 21, 2004.

In this document, unless otherwise indicated, references to the “Company”, “Trintech” or “we” are to Trintech Group PLC, its consolidated subsidiaries and predecessor entities. In addition, references to “ADSs” are to the American Depositary Shares of Trintech Group PLC, each representing two ordinary shares. Unless otherwise specified, all references to “equivalent ADSs” assumes the conversion of two of the Company’s ordinary shares outstanding into one ADS based on the number of the Company’s ordinary shares outstanding as of the date indicated.

For purposes of this prospectus, all references to “fiscal 2002” shall refer to the fiscal year ended January 31, 2002, all references to “fiscal 2003” shall refer to the fiscal year ended January 31, 2003, all references to “fiscal 2004” shall refer to the fiscal year ended January 31, 2004 and all references to “fiscal 2005” shall refer to the fiscal year ending January 31, 2005.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized any person to give any different information. Neither the delivery of this prospectus or any sale made pursuant to this prospectus shall create any implication that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus or, with respect to information that we incorporate by reference into this prospectus, as of the date of such document. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled which could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth below in “Risk Factors,” describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, the forward-looking statements contained in this prospectus may not in fact transpire or prove to be accurate.

ENFORCEMENT OF CIVIL LIABILITIES

UNDER UNITED STATES FEDERAL SECURITIES LAW

We are a public limited company incorporated under the laws of Ireland. Some of our directors and officers and experts named in this prospectus are non-residents of the United States and are located outside the United States, and a significant portion of our assets are also located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against them in U.S. court judgments under civil liability provisions of the laws of the United States, including federal securities law. We have been advised that there is doubt as to the enforceability against such persons in Ireland, whether in original actions or in actions for the enforcement of judgments in U.S. courts, of civil liabilities based solely upon the laws of the United States, including federal securities laws.

CURRENCY OF PRESENTATION

We present our financial statements in U.S. dollars, the reporting currency, in accordance with generally accepted accounting principles in the United States. The euro (€) is the functional currency of the Company’s subsidiaries in Ireland and Germany. The U.S. dollar (US$ or $) is the functional currency of the parent company, Trintech Group PLC and the Company’s subsidiaries in the United States, Uruguay and the Cayman Islands. The United Kingdom pound sterling (£) is the functional currency of the Company’s U.K. subsidiaries. Transaction gains or losses arising on changes in the exchange rates between functional currencies and foreign currencies are included in net income (loss) for the period. The Company’s assets and liabilities are translated to U.S. dollars, the reporting currency, at the exchange rate at the balance sheet date. Revenues, costs and expenses are translated to U.S. dollars at average rates of exchange prevailing during the periods. Translation adjustments arising are reported as a component of shareholders’ equity.

ABOUT TRINTECH GROUP PLC

We are a leading provider of secure payment infrastructure and transaction management solutions globally. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable electronic payments in multiple channels from traditional to internet channels. We also develop, market and sell a comprehensive suite of transaction management software products and services which allow our customers to perform account reconciliation and risk management functions for their receipts and payments transactions.

We offer vendor-neutral, open software solutions that provide highly secure solutions for the Company’s customers. The Company’s customers include banks, card associations, financial transaction processors and merchants in major markets including the United States, the United Kingdom, Europe and South America. Through the Company’s portfolio of feature-rich software products and electronic PoS systems, we offer solutions for use by banks, financial transaction processors, merchants and businesses. The Company’s comprehensive suite of software and electronic PoS system products enable secure end-to-end payment solutions to automate the entire payment transaction management process.

Our products are designed to provide flexible, vendor-neutral, secure payment and transaction management solutions. The Company’s products can be deployed on a stand-alone basis, combined with each other to provide an end-to-end secure solution, or integrated with third party products. In addition, the Company’s products support a broad range of communication protocols and security standards. The Company’s products also support multiple currencies, languages and payment protocols. In connection with the license of the Company’s products, we provide a range of support services to the Company’s customers including preventative maintenance, compliance, upgrades, site inspections and 24-hour telephone and on-line support.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. In addition to the other information contained in this prospectus and in documents that we incorporate by reference into this prospectus, you should carefully consider the following risks before purchasing our ADSs. If any of these risks occurs, our business, financial condition or operating results could be materially adversely affected. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment. See also, “Special Note On Forward-Looking Statements”.

The slowdown in the U.S. and European economies has affected the market for information technology solutions, including the Company’s products and services, and the Company’s future financial results will depend, in part, upon whether this slowdown continues.

As a result of unfavorable economic conditions and reduced capital spending by the Company’s customers and potential customers, demand for the Company’s products and services has been adversely affected.

In the year ended January 31, 2003, the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year.

Some companies may not view the Company’s products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or they may be unable to fulfill existing commitments to us.

In addition, the general condition of the economy, and by extension the Company’s business, can be affected by social, political and military conditions. For example, due to the war in Iraq, services revenues were materially adversely impacted in the three months ended January 31, 2003.

The factors outlined here have resulted in decreased revenues in fiscal 2003 and fiscal 2004, compared to fiscal 2002. The Company’s future results could be materially and adversely affected if this slowdown continues and the Company’s revenues continue to be adversely impacted. In light of the current economic environment we may continue to incur losses for the foreseeable future. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact the Company’s ability to sustain growth if economic conditions improve at some time in the future.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2004, the Company’s customers in Germany accounted for over 50% of the Company’s electronic PoS system product revenues. We intend to continue to focus substantially all of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. In the fiscal year ended January 31, 2003 the Company’s electronic PoS system product revenues decreased significantly compared with the prior fiscal year. The decrease was mainly attributable to the Company’s customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. The German economic slowdown continued through fiscal 2004 and we expect that it will continue through at least July 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. Continued reduction in demand for the Company’s electronic PoS system products would continue to materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro relative to other currencies could adversely affect the Company’s business and results of operations. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in fiscal 2004. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins. With the on-going strength of the euro against the U.S dollar, the Company’s margins could be negatively impacted through at least the end of fiscal 2005.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net loss increased, when reported in U.S. dollars in the Company’s financial statements.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of the Company’s electronic PoS system products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased and may increase further in the current fiscal year as a result of restructuring costs incurred to consolidate and rationalise the acquired businesses’ cost bases and geographic locations. Further, due to the economic slowdown the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for a total consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either us or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products.

The markets for the Company’s electronic payment software and funds and transaction management software are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003 and a further reduction of approximately 17% in fiscal 2004, excluding the acquisition of DataFlow Services, which increased headcount by approximately 11%. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary termination by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Approximately 29% of the Company’s total revenue for the three months ended January 31, 2004, was attributable to the Company’s three largest customers in the quarter. In fiscal 2004, 14% of the Company’s fiscal year total revenue was attributable to the Company’s three largest customers. Historically German customers for the Company’s point-of-sale products were primarily the Company’s largest customers. As a result of the German economic slowdown, the Company’s product revenue in fiscal 2003 and fiscal 2004 was materially adversely impacted by a reduction in sales to the Company’s three largest customers, all of whom were German and who, in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during the Company’s operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003 and US$100.0 million in fiscal year 2002. We may continue to incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase the Company’s revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve or sustain profitability.

The Company’s declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003 and fiscal 2004. We attribute these concerns primarily to the following: we are not yet profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, extremely volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we achieve and sustain profitability (which may not occur); thus, the Company’s cash balance declined during fiscal 2004 and may continue to decline during fiscal 2005. Therefore, we expect these concerns about the Company’s perceived viability to continue throughout at least fiscal 2005.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

We believe that the Company’s products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in the Company’s business. However, we have not performed patent searches for all of the technologies encompassed in the Company’s products. Third parties may in the future claim that the Company’s current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited. Plexus Corp. (UK) Limited purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer involves significant risks, including:

•	Reduced control over delivery schedules, quality assurance and cost

•	The potential lack of adequate manufacturing capacity

•	The potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus Corp. (UK) Limited ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded, and may in the future exceed, the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is intensely competitive and we expect competition to continue to increase. The Company’s competitors include VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree and Pega Systems for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Further, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or funds management solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues has been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

For example, in the three month period ended January 31, 2003, our revenue was adversely impacted by the war on Iraq as we were unable to fulfill a customer contract in the Middle East.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003 and fiscal 2004, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2002, fiscal 2003 and fiscal 2004, the Company’s success is also dependent on some remaining key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers, support personnel and other highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies we currently employ. Competition for experienced qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, Trintech invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. Trintech continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by VISA in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s e-payment products may be adversely affected if these standards do not achieve board market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly this could adversely affect the Company’s prospects and results of operations.

Some of the Company’s software products are relatively new to market and in the early stages of adoption, continued adoption of the Company’s products is not assured.

Some of the Company’s software solutions are still in early stages of adoption, and any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish the Company’s long-term business strategy will be adversely affected.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003 and 5% of the Company’s total revenue in fiscal 2004. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger, public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and funds management software. This capital may not be available on acceptable terms, if at all.

We believe that the Company’s existing cash and cash equivalents and the Company’s anticipated cash flow from operations will be sufficient to meet the Company’s working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company’s products and services, take advantage of future opportunities, grow the Company’s business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company’s business.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve, may be materially impacted if a sufficiently broad base of business customers does not continue to use the internet and wireless networks as a business medium.

CAPITALIZATION AND INDEBTEDNESS

The following table presents our short-term and long-term debt and capitalization as of April 30, 2004. As of April 30, 2004, the Company had no guaranteed debt. This table should be read in conjunction with our consolidated financial statements included or incorporated by reference elsewhere in this prospectus.

April 30, 2004
(in thousands)
Short-term obligations – unsecured	$19,878
Short-term obligations – secured	$323

Total short- term obligations	$20,201

Long-term obligations – unsecured	$512
Long-term obligations – secured	$25

Total long-term obligations	$537

Series B preference shares, par value $0.0027; 10,000,000 shares authorized; none issued and outstanding	$—
Shareholders’ equity:
Ordinary shares, par value $0.0027; 100,000,000 ordinary shares authorized; 30,747,493 ordinary shares issued and outstanding	$84
Additional paid-in capital	$246,116
Accumulated other comprehensive loss	$(2,389)
Treasury shares (254,508 shares)	$(199)
Accumulated deficit	$(202,091)

Total shareholders’ equity	$41,521

Total capitalization	$62,259

USE OF PROCEEDS

All proceeds from the sale of the ADSs will be for the account of the selling shareholder. We will not receive any of the proceeds from the sale of the ADSs sold under this prospectus.

THE OFFER

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or the SEC, to register a total of 300,000 ordinary shares, represented by 150,000 ADSs previously issued by us to the individual set forth in the table under the caption “Selling Shareholder” below, in connection with the acquisition of DataFlow Services effective November 1, 2003. The registration statement permits the selling shareholder to use a “shelf” registration or “continuing offering” process. Under this process, the selling shareholder, or his transferees, pledges, donees or successors-in-interest, may from time to time sell the ADSs in one or more offerings. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price of the ADSs or in negotiated transactions. Each ADS represents ownership interests in, or the right to receive, two ordinary shares, which have been deposited with

Allied Irish Bank, as the custodian, in Ireland. A summary of other rights of the ordinary shares and ADSs are described in our registration statement on Form F-1/A (File Number 333-32762) previously filed with the SEC and incorporated herein by reference.

RECENT PRICE HISTORY

The tables below present for the ADSs traded on the Nasdaq National Market and the FSE, or where appropriate, the Neuer Markt Frankfurt Stock Exchange, the market segment of the Frankfurt Stock Exchange on which we were listed prior to January 1, 2003, respectively (i) for the five most recent full financial years the annual high and low market prices, (ii) for the two most recent full financial years and any subsequent period the high and low market prices for each full financial quarter, (iii) for the most recent six months the high and low market prices for each month. Prices per ADS on FSE are quoted from the composite of Neuer Markt Frankfurt and Neuer Markt Xetra.

	Price per ADS on Nasdaq National Market		Price per ADS on Neuer Markt/FSE
	High ($)	Low ($)	High (Euro)	Low (Euro)
Annual Highs and Lows
1999 (commencing September 24)	34.00	6.00	32.58	5.75
2000	75.44	6.38	77.00	8.06
2001	9.00	1.11	9.45	1.30
2002	2.81	0.42	2.60	0.49
2003	5.87	1.56	4.25	1.36
2004 (through May 27, 2004)	5.74	3.79	4.50	3.16
Quarterly High and Lows
2002
First Quarter	1.62	0.70	1.78	0.88
Second Quarter	2.81	0.42	2.30	0.49
Third Quarter	1.43	0.83	1.38	0.80
Fourth Quarter	2.55	1.17	2.60	1.08
2003
First Quarter	2.20	1.56	2.00	1.36
Second Quarter	5.87	1.95	2.86	1.60
Third Quarter	3.80	2.35	3.31	2.16
Fourth Quarter	5.05	3.50	4.25	3.09
2004
First Quarter	5.74	3.85	4.48	3.16
Second Quarter (through May 27, 2004)	5.18	3.79	4.10	3.50
Monthly Highs and Lows (most recent 6 months)
November 2003	4.15	3.50	3.45	3.14
December	5.05	4.02	4.25	3.14
January 2004	4.95	4.26	4.19	3.34
February	5.34	3.85	4.24	3.16
March	5.74	4.37	4.44	3.55
April	5.45	4.56	4.48	3.94
May (through May 27, 2004)	5.18	3.79	4.10	3.50

On May 27, 2004, the closing price of our ADSs as reported on the Nasdaq National Market and FSE was $5.18 per ADS and euro 4.09 per ADS, respectively.

SELLING SHAREHOLDER

We prepared the following table based on the information supplied to us by the selling shareholder named in the table as of April 30, 2004. The selling shareholder may, however, have sold, transferred or otherwise disposed of all or a portion of his shares since the date on which he provided such information.

We do not know when or in what amounts the selling shareholder may offer shares for sale. The selling shareholder may choose not to sell any of the shares offered by this prospectus. Because the selling shareholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares of shares that the selling shareholder will hold after completion of the offering. For purposes of the following table, we have assumed that the selling shareholder will sell all of the shares covered by this prospectus. We have been advised by the selling shareholder that he has sole voting control over the shares shown as beneficially owned. The selling shareholder has not held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries (other than as President of CW & Associates Inc., doing business as DataFlow Services) within the past three years.

Name of Selling Shareholder	Number of ADSs beneficially owned prior to the offering (1)	Percentage of ADSs Beneficially Owned Prior to the Offering	Number of ADSs being offered	ADSs Beneficially Owned after the Offering
				Number	Percentage(2)
Jeffrey Wiggins 5648 Lindsey Drive Plano, Texas 75093	150,000	*	150,000	0	*

*	Less than 1%

(1)	Each ADS represents two ordinary shares, and each ordinary share is represented by one-half of an ADS. The number and percentage of ADSs beneficially owned is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares as to which the individual has the right to acquire within 60 days of April 30, 2004.

(2)	Based upon 30,747,493 ordinary shares (representing 15,373,747 equivalent ADSs) outstanding as of the close of business on April 30, 2004.

PLAN OF DISTRIBUTION

For the purposes of the following description, the term “selling shareholder” includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or ADSs received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholder may, from time to time, dispose of ordinary shares in one or more types of private transactions at negotiated prices or such other prices as the selling shareholder may determine. Alternatively, since the ordinary shares held by the selling shareholder have been deposited in our ADR facility, such selling shareholder may from time to time effect sales of ADSs representing ordinary shares on any stock exchange, market or trading facility on which the ADSs are traded, including the Nasdaq National Market and the FSE, or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholder may use any one or more of the following methods to dispose of the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers that agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

•	any other method permitted pursuant to applicable law.

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the shares owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under a supplement or amendment to this prospectus under applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus.

In connection with the sale of our shares, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling shareholder may also sell our shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholder may agree to indemnify any broker-dealer that participates in transactions involving the sale of shares against certain liabilities, including liabilities arising under the Securities Act.

We will not receive any of the proceeds from this offering.

The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that he meets the criteria and conforms to the requirements of that rule.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling shareholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required by applicable law, the shares to be sold, the name of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholder and his affiliates will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, the anti-manipulation rules of Regulation M.

We have agreed to indemnify the selling shareholder and its controlling persons against specific liabilities in connection with the offer and sale of the shares, including liabilities under the Securities Act. We have agreed to pay all of the expenses of registering the shares under the Securities Act, including registration and filing fees and expenses, printing expenses, and certain legal and accounting fees. The selling shareholder is responsible for all underwriting commissions or brokerage fees, and taxes of any kind applicable to any disposition, sale or transfer of the shares.

We have agreed with the selling shareholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been resold or otherwise transferred pursuant to and in accordance with (A) the registration statement, (B) to or through a broker dealer or underwriter in a public distribution or a public securities transaction, or (C) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) of the Securities Act, and (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act without any volume or manner of sale restrictions.

EXPENSES OF THE ISSUE

We will bear no expenses in connection with any sale or other distribution by the selling shareholder of the shares being registered other than the expenses of preparation and filing of this registration statement and the prospectus as summarized in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$96
Legal fees and expenses	$15,000
Accounting fees and expenses	$5,000
Miscellaneous expense	$5,000

Total	$25,096

SHARE CAPITAL

As of January 31, 2003, our authorized share capital was comprised of 100,000,000 authorized ordinary shares, nominal value US$0.0027 per share, of which 30,523,413 (representing 15,261,707 equivalent ADSs) were issued and outstanding, and 10,000,000 authorized Series B preference shares, nominal value US$0.0027 per share, none of which were issued and outstanding. As of January 31, 2004, our authorized share capital was comprised of 100,000,000 authorized ordinary shares, nominal value US$0.0027 per share, of which 30,596,775 (representing 15,298,388 equivalent ADSs) were issued and outstanding, and 10,000,000 authorized Series B preference shares, nominal value US$0.0027 per share, none of which were issued and outstanding. We, together with our subsidiaries, hold 127,254 ADSs (representing 254,508 ordinary shares) having a book value of $268,000 and face value of $687 and no preference shares. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

There were 4,438,432 ordinary shares issuable upon the exercise of outstanding options as of January 31, 2003. There were 4,497,840 ordinary shares issuable upon the exercise of outstanding options as of January 31, 2004. The options generally have a term of seven years from the date of grant unless earlier terminated in accordance with the applicable plan or option agreement. Exercise prices for options outstanding as of January 31, 2003 ranged from US$0.50 to US$52.00 per share. In 1999, we granted options to purchase 60,000 ordinary shares to members of our Advisory Board and options to purchase 50,000 ordinary shares to MasterCard in connection with a strategic alliance. These options either lapsed or were cancelled during fiscal 2004, and all of our outstanding options as of January 31, 2004 have been granted to our employees, directors and consultants under our equity incentive plans. During the fiscal years ended January 31, 2004, 2003, 2002 and 2001, 1,711,040, 1,826,078, 1,912,960 and 1,391,417 options to purchase ordinary shares, respectively, were granted or assumed.

On March 21, 2000, we effected a two-for-one ADS split. Following the split, each ordinary share equaled two equivalent ADSs.

On August 25, 2000, in connection with the acquisition of all of the outstanding shares of Checkline plc, a privately held company in the United Kingdom, we issued 300,518 ADSs with a value of US$29 million at the time of the agreement.

On November 15, 2000, we acquired substantially all the assets of Sursoft, a privately held company in Latin America. Separately, the vendors of the Sursoft assets purchased 87,064 ADSs for a total cash consideration of US$3.5 million.

On November 20, 2000, in connection with the acquisition of Exceptis Technologies Limited, a privately held company in Ireland we issued 433,388 ADSs with a value of US$15.6 million at the time of the agreement and 43,326 replacement options over the ordinary shares.

On December 29, 2000, we acquired the primary assets of Globeset Inc., a privately held company in the U.S. Separately, the vendors of the Globeset assets purchased 225,733 ADSs for a total cash consideration of US$10.0 million.

In July 2001 and July 2002, our shareholders approved an agreement which gave our Board of Directors the authority to engage in the repurchase of our outstanding ordinary shares. Under the program, up to US$5.0 million of ADSs representing our ordinary shares could be acquired on the open market, or in negotiated or block trades. During the years ended January 31, 2004 and 2003 we repurchased 193,684 and 115,294 shares, respectively. As of January 31, 2004 approximately $4.35 million remained available for future repurchases under this program.

In November 2001, our Board of Directors approved an offer to exchange all outstanding unexercised options held by eligible employees granted under the Trintech Group PLC 1997 Share Option Scheme for new options to be granted under the 1997 Trintech Group PLC Share Option Scheme. Under the offer, employees were given the opportunity, if they chose, to cancel outstanding stock options previously granted to them in exchange for an equal number of replacement options to be granted at a future date, at least six months and a day from the cancellation date, which was December 14, 2001. No members of the Board of Directors or officers of the Company were eligible to participate in the offer. Under the terms of the offer, we accepted for cancellation options to purchase 658,862 ordinary shares (329,431 equivalent ADSs). Subject to the terms and conditions of the offer, we granted new options to subscribe to, or purchase an aggregate of 599,586 ordinary shares (299,793 equivalent ADSs) on June 17, 2002. Each replacement option vested and was exercisable substantially to the same degree as the original option.

In May 24, 2002, the Company effected a one-for-four reverse split of its issued and outstanding ADSs, so that now two ordinary shares are equivalent to one ADS.

Effective November 1, 2003, we acquired all of the outstanding stock of DataFlow Services, a privately held company in the United States. Separately, the vendor of DataFlow Services purchased the shares being registered hereunder.

DIVIDENDS

Shareholders are entitled to receive dividends as may be recommended by the board of directors and approved by the Company’s shareholders or any interim dividends the board of directors may decide to pay. No dividends have been paid on the ordinary shares in any of the five fiscal years immediately preceding the date of this prospectus. We currently intend to retain future earnings, if any, to fund the development and growth of the Company’s business.

Under Irish law, we may only pay dividends out of profits legally available for that purpose. Available profits are defined as the Company’s accumulated realized profits, to the extent not previously distributed or capitalized, less the Company’s accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of the Company’s net assets is not less than the aggregate of the Company’s paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by the Company’s board or by the Company’s shareholders, the dividends will be paid to the persons who hold the Company’s securities on the date determined by the Company’s board. However, under the Company’s articles of association, the

Company’s directors may resolve that we will not be required to pay dividends to a shareholder who has not claimed these dividends within twelve years of their declaration if resolved by the board of directors. Unclaimed dividends will be used by us as decided by the Company’s board of directors.

LEGAL MATTERS

The validity of the ordinary shares, represented by ADSs, offered by this prospectus have been passed upon by A&L Goodbody, Solicitors, Dublin, Ireland, our Irish counsel.

EXPERTS

The consolidated financial statements of the Company appearing in the Company’s Annual Report (Form 20-F) for the year ended January 31, 2004 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MATERIAL CHANGES

On June 1, 2004, our board of directors appointed Dr. Jim Mountjoy as a Non-Executive Director of the Company. Dr. Mountjoy currently acts as a non-executive director in a number of companies in the Irish technology sector.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

As described in the registration statement of which this prospectus forms a part, our articles of association and certain provisions of Irish law contain provisions relating to the ability of our officers and auditors to be indemnified by us against any liability incurred in defending proceedings, whether civil or criminal, if judgment is given in favor of the officer or auditor or the officer or auditor is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 of the Irish Companies Act, 1963 where an officer or auditor is granted relief by a court under either Section 391 of the Irish Companies Act of 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

Our subsidiary, Trintech, Inc., has agreed to indemnify each of its directors and officers and each of the officers and directors serving at the request of Trintech, Inc. as our directors and officers against liabilities and expenses incurred by them in connection with claims made by reason of their being a director or officer. We have obtained directors and officers insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to charter provision, by-law, contract, arrangement, statute or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future annual reports filed on Form 20-F filed with the SEC pursuant to the Exchange Act after the date of this prospectus and prior to the time all of the securities offered hereby are sold:

•	our Annual Report on Form 20-F for our fiscal year ended January 31, 2004;

•	our Report of Foreign Issuer on Form 6-K filed with the SEC on June 2, 2004;

•	our Report of Foreign Issuer on Form 6-K filed with the SEC on June 15, 2004;

•	the description of our ADSs, our ordinary shares and our memorandum and articles of association contained in Amendment No. 1 to our registration on Form F-1 filed on April 13, 2000, including any amendments or reports filed for the purpose of updating that description; and

•	the description of our ordinary shares contained in our registration statement on Form 8-A filed with the SEC on September 30, 1999, including any amendment or reports filed for the purpose of updating such description.

We may also incorporate by reference any Form 6-K subsequently submitted to the SEC after the date of this prospectus and prior to the time all of the securities offered hereby are sold, by identifying in such Form 6-K that it is being incorporated by reference into this prospectus.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Investor Relations

15851 Dallas Parkway

Suite 940

Dallas, TX 75001

(800) 416-0075

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3, of which this prospectus is a part, under the Securities Act with respect to the ADSs offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file annual and special reports and other information with the SEC that apply to foreign private issuers. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. Copies of our reports and other information may also be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.